

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 1, 2024

John Bremner
Chief Executive Officer
Swiftmerge Acquisition Corp.
4318 Forman Ave.
Toluca Lake, CA 91602

> **Re: Swiftmerge Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 23, 2024**
> **File No. 001-41164**

Dear John Bremner:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Real Estate & Construction

cc: David E. Fleming, Esq.